# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pono Capital Four, Inc., CIK 0002108164
CUSIP: G71702107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, Cayman Islands (E9), KY-1106
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (5.7% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Pono Capital Four, Inc.
Address of issuer's principal executive offices: Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, Cayman Islands, KY-1106

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of WA and WGP is deemed to be the beneficial owner of 700,000 Class A Ordinary Shares, as a result of WA's clients' ownership of 700,000 Class A Ordinary Shares.
Percent of class:
As of the date hereof, each of WA and WGP is deemed to beneficially own approximately 5.7% of the Class A Ordinary Shares outstanding.

Percent of class is calculated based on 12,205,000 Class A Ordinary Shares expected to be outstanding upon the closing of the Issuer's initial public offering on March 16, 2026, as reported in the Issuer's prospectus on Form 424B4 filed on March 13, 2026.
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 700,000
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated March 23, 2026, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (03/23/2026)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (03/23/2026)